Exhibit 99.1

Provident Announces Closing of $150,000,000 Public Offering of Convertible Unsecured Subordinated Debentures

News Release 13-11
May 10, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announces today the closing of its previously announced offering of $150,000,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the “Debentures”) at a price of $1,000 per Debenture. The Debentures are convertible at the holder’s option into common shares of Provident at any time on the earlier of the maturity date and the business day immediately preceding the date fixed for redemption at a conversion price of $12.55 per common share (the Conversion Price), being a ratio of approximately 79.6813 common shares per $1,000 principal amount of Debentures. Upon conversion of the Debentures, in lieu of delivering common shares, Provident may elect to pay the holder cash, at the option of Provident.

In connection with the offering, Provident granted the underwriters an over-allotment option to purchase up to an additional $22,500,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part, at the discretion of the underwriters, at any time for a period of up to 30 days following May 10, 2011. As of the date hereof, the over-allotment option has not been exercised. If the over-allotment option is fully exercised, the total gross proceeds to Provident from the sale of the Debentures will be $172,500,000.

The net proceeds of the offering will initially be used by Provident to repay indebtedness under its credit facility which will then be available to be drawn, as required, to fund the previously announced redemption of all of the outstanding aggregate principal amount of Provident's outstanding 6.5% convertible debentures due August 31, 2012 (the “6.5% Debentures”) and for general corporate proposes. As of May 9, 2011, there was approximately $95 million aggregate principal amount of 6.5% Debentures outstanding.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities of Provident within the United States. The Debentures to be offered, including common shares issuable on conversion, redemption or maturity of the Debentures, have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to or for the account or benefit of, a “U.S. person” as such terms are defined in Regulation S thereunder.

This news release contains certain forward-looking information concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking information” or “forward-looking statements” under applicable Canadian and U.S. securities legislation (collectively, "forward-looking information"). In particular, forward-looking information includes, but is not limited to: information regarding the offering of the debentures, the proposed use of proceeds from the offering and the redemption of Provident's previously issued 6.5% convertible debentures.

Such forward-looking information involves substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the failure of Provident to satisfy the conditions relating to the offering; inability to meet the applicable regulatory requirements in respect of the offering; the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Although Provident believes that the expectations reflected in such forward-looking information is reasonable, undue reliance should not be placed on forward-looking information because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking information.

The forward-looking information contained in this news release is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.  The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com